
Invest In Healthier Aging With Clinically Proven Cellular Enhancement Technology

Secure your stake in the **$1.8 Trillion** wellness market and drive the future of **longevity health**[*]

Invest Now

Form C   View all filings

Seize the opportunity to invest in cutting-edge wellness technology. Invest now in the future of healthier aging and enjoy exclusive rewards.

[*] McKinsey Future of Wellness Survey, Aug 2023. https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/the-trends-defining-the-1-point-8-trillion-dollar-global-wellness-market-in-2024



The Max Investment Difference

✔ Backed by **40+ years of research** and **patented IP**, focused on cellular vitality and health[*]

✔ **Clinically validated supplements** proven to enhance your health, with **10 million products sold** in 21 countries[*]

✔ **World-class team** to use funds to capture a major share of the **multi-billion dollar** healthy aging market[†]

[*]See Form C

[†]Martin, R. (2024, May 17). The Longevity Supplements Market - Opportunities and Key Players. https://www.thefutureofhealth.co/p/the-longevity-supplements-market

Deal Terms

Share Price: $10 Min Investment: $250	Series A Convertible Redeemable Preferred Stock Under Regulation CF
Amount Raised:Awaiting Data	Round Size: $5,000,000

Investment Perks

These time and investment size based perks get you
more shares for your money

Time-Based Bonuses	Bonus Shares %
Weeks 1-4	10%
Weeks 5-8	5%

Volume Based Bonuses	Product coupon code	% of Total	Cost	Other Perks
$500	$100	20%	$15	--
$2,000	$400	20%	$60	--
$5,000	$1,000	20%	$150	--
$10,000	$2,000	20%	$300	--
$25,000	$5,000	20%	$750	1-1 with CEO & Executive Chairman

Credits expire after 12 months

Glutathione:
The Body's Master Antioxidant

Found in all 30 trillion cells in your body

Over **70 diseases** have been linked to low levels of Glutathione, and Glutathione levels decline every year after the age of 20[1]

Glutathione Defends Your Cells Against:

- Pollution
- UVA/UVB Exposure
- Toxins
- Free radicals
- Radiation
- Heavy Metals

Glutathione Powers Your Cells To:

- Battle Oxidative Stress
- Increase Antioxidant Defense
- Strengthen a Healthier Immune System
- Increase Energy
- Extend the Healthy Years of Life

180k PubMed Citations Written on Glutathione

*National Center for Biotechnology Information. (n.d.). PubMed. Retrieved July 23, 2024, from https://pubmed.ncbi.nlm.nih.gov/?term=glutathione





"All health begins at the cellular level. If you keep your cells healthy you stay healthy. Glutathione is the key to cellular health."



– Dr. Herbert T. Nagasawa
University of Minnesota Twin Cities | UMN · Center for Drug Design Ph.D.



Why Glutathione Supplementation Hasn't Worked...

...Until Now

Glutathione supplements are typically broken down by the digestive system before reaching cells, rendering them useless.

UNTIL DR. HERBERT NAGASAWA MADE A BREAKTHROUGH...

RiboCeine:

Dr. Nagasawa's Breakthrough in Cysteine Delivery

Renowned Medicinal Chemist, Dr. Herbert Nagasawa (now 97 years old) dedicated his career to solving the glutathione puzzle. RiboCeine, his groundbreaking discovery, is the only scientifically proven compound that delivers intact cysteine into the cells. The patented RiboCeine technology protects the transit of cysteine through the digestive tract, naturally optimizing glutathione production.

Google Patents. (2016). "US Patent No. US20160002025A1." Retrieved from: https://patents.google.com/patent/US20160002025A1/en

Invest Now

Max Products Offer Groundbreaking Validation and Innovation in Nutritional Science

Nowhere else will you find this level of scientific validation and proprietary protection, making Max International's RiboCeine technology a significant investment opportunity in the booming health supplement market.

Patent Protected by **4 US Patents**[2]

Over **40 years** of research

55 Peer-Reviewed Studies[3]

The PRUVN Study on Glutathione:

Independent 3rd Party Lab, PRUVN, performed a double-blind placebo-controlled study focused on healthy adults. Two randomized groups of 20 participants each (age 38 – 60), received placebo or RiboCeine supplementation (250 mg a day for four weeks).[1]

Serum glutathione levels increase with RiboCeine by age


64%

+64%

51-60 year olds

Serum glutathione levels in the intervention group vs. placebo


+26%
boCeine
acebo


16%

+16%

38-50 year olds

vs. placebo group after 28 days of oral supplementation


Ri
Pl
-3.6%

changes in baseline after 28 days measured in a spectrophotometric assay

†Double-blinded, placebo-controlled study, approved by the University of Santa Catarina (UNISUL) Ethics Committee (Protocol #6.597.558) (2023). Two randomized groups of 20 participants each (age 38 - 60), received placebo or RiboCeine supplementation (250 mg a day for four weeks). Overall the RiboCeine group ages 38-60 experienced a 26.6% increase in serum glutathione levels. RiboCeine proved to be even more impressive in older participants, increasing serum glutathione levels by **64.7%** in ages 51 - 60.

View Study

40+ Years of Validated Proof

A long history of studies showing efficacy


2024
1986
Shown to protect against oxidative stress by increasing GSH
Proof of concept
Initial Study
Biodistribution
Dose Study
GSH Organ Levels
Product Characterization
Radiation Protection
Radiation Protection
Detoxification
Radiation Protection
Radiation Protection
Detoxification
Radiation Protection
Detoxification
Detoxification
General Efficacy Studies
UV Protection
Cardiovascular
Hearing Loss
Inflammatory Bowel
Kidney Protection
Kidney Protection
Cataract
Sperm Count
Specific Conditions Studies

Strategic Partners

Chris Mullin

NBA Hall of Famer, 2x Gold Medalist and original 'Dream Team' member
Former Professional Basketball Player, Executive, and Coach

"Max products have helped me physically recover from surgery...have helped me maintain my busy lifestyle...and have helped with pain management. I could have extended my career if I had Cellgevity."

*Paid partnership



The Brownlee Brothers

3x Olympic Gold Medalist Triathletes
Multiple World and European Champions

Alistair Brownlee - 2x Olympic Gold Champion
Jonny Brownlee - Olympic Gold, Silver & Bronze Medalist

"Utilizing Max International's scientifically validated formulas, especially those enhanced with RiboCeine, has been pivotal in our training and overall well-being."

*Paid partnership



What our customers say

"I am amazed at the results. I work 10 hours, go home, and sleep so soundly that I dream every night. I am in REM sleep and my body is healing on a cellular level."

Dr. John Kincle
Cellgevity Customer



"I'm 65 years old and start each day with Cellgevity & MaxN~Fuze. After 2 hours of rollerblading I take some MaxATP to power through a full workout. This stuff works!"

Jasmine Theberge
Cellgevity, MaxN~Fuze
& MaxATP Customer

Industry Veteran Jonathan Flicker Joins Max International as CEO

Previously scaled Guthy Renker from $30M to $1.8B in Sales



"When I was pitched the CEO role at Max, I was interested. When I saw the technology, I had to join."

– Jonathan Flicker

Jonathan's Career:

- ❖ Launched and managed brands generating billions in sales
- ❖ Scaled Guthy Renker to $1.8B in sales during his tenure ([Source](#))
- ❖ Successfully launched the Ageless Male and Super Beta Prostate brands

Max's Formula for Success:
Cutting-Edge Products + Powerful Marketing

Charting a course for exceptional growth and market leadership:

Product Approval in 21 Countries	Certified (GMP) Good Manufacturing Processes	Global Distribution Networks



A PROVEN SUPPLEMENT MARKETING PROCESS:

 **Phase 1:**

Direct-to-consumer ("DTC") sales, selling via e-commerce to expand reach

 **Phase 2:**

Healthcare Professional Program enables patients to purchase from a trusted recommendation source

 **Phase 3:**

Affiliate sales via influencers in the health and wellness space

 **Phase 4:**

Retail, expanding reach further and building a brand

 **Phase 5:**

Global sales channel across 21 countries to grow sales with low fixed costs

Invest Now

82% of US consumers consider

wellness a top priority

Wellness is Growing ***5-10% Per Year***

As the population ages, the longevity market is rapidly expanding. The increasing costs of the U.S. healthcare system are pushing individuals towards preventative self-care. We believe Max can become the go-to brand for health-conscious consumers worldwide.

Source: Lancet.com, "National Spending on Health by Source for 184 Countries between 2013 and 2040" June 18, 2016

BEYOND PILLS:

The Key to Unlocking Glutathione's Potential

While we believe Max's current product potential can be significant, we plan to develop new delivery methods and products to bring Glutathione to the world, including:


MAXONE

- **Gummies**
- **Oral concentrated drops**
- **Powders for drink and food additives**
- **Pet products**
- **Bulk sales as ingredient for food, pet, longevity**

Join the Max Revolution as an Investor Today

By investing in Max, you're becoming part of what we believe is the next phase of human health and longevity.
Together, we aim to make the world a healthier place.

Invest Now

Explore the Max Product Lineup

You can begin the next phase in your own health journey by experiencing Max's breakthrough product lineup firsthand.

Discover More at LiveMax.com

LiveMax.com


MAXATP
CELLGEVITY
SWITCH
MAXGXL
MAX3-5-7
MAXONE
MAXN-FUZE

Max International, Inc. FAQs

Why invest in startups? ⌄

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter: with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest? ⌄

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth? ⌄

To calculate your net worth, add up all of your assets and subtract all of your liabilities. The person's primary residence shall not be included as an asset.

i. Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability).

ii. Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.

What are the tax implications of an equity crowdfunding investment? ⌄

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering? ⌄

Individuals over 18 years of age can invest.

How do I get a return on my investment? ⌄

Investing in startups is risky and there is no guarantee you will get a return on your investment. If the value of our company grows, then you have a higher potential of making a profit on your investment during one of these exits.

What do I need to know about early-stage investing? Are these investments risky? ⌄

There will always be some risk involved when investing in a startup or small business. Investment in these companies are speculative and there is no guarantee of a return on your investment. Please refer to the Risk Factors in the offering circular for more details.

When will I get my investment back? ⌄

The Series A Preferred Stock (the "Shares") of Max International, Inc. (the "Company") is not publicly traded. As a result, the shares cannot be easily traded or sold.

Can I sell my shares? ⌄

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstances, shares can be transferred to:

i. The company that issued the securities

ii. An accredited investor

iii. A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target? ⌄

If a company does not reach its minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering? ⌄

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing? ⌄

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

How do I keep up with how the company is doing? ⌄

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What is Issuance Express? ⌄

Jumpstart Micro, Inc d.b.a. Issuance Express ("Issuance Express") is a Funding Portal registered with the SEC and a member of FINRA. Under Regulation Crowdfunding, Issuance Express acts as an intermediary platform for Issuers (companies selling securities in compliance with the regulations) and Investors (individuals purchasing securities offered by Issuers). Issuance Express does not provide investment advice or make any investment recommendations to any persons, ever. Please see the disclosures page for more details.

What relationship does the company have with Issuance? ⌄

Once an offering ends, the company may continue its relationship with Issuance for additional offerings in the future. Issuance's affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

About The Current Raise

What's your share price? ⌄

$10

What is the minimum investment amount? ⌄

The minimum investment for this current round is $250

What kind of shares are you issuing? ⌄

Series A Convertible Redeemable Preferred Stock

How much are you raising? ⌄

We are currently raising up to $5M in this offering.

What is the current valuation of the company? ⌄

The Company is currently offering Series A Preferred stock at $10.00 per share. These shares offer a dividend and the following conversion rights: convertible to Class A Common Stock at either $8.33 per share or a 35% discount to a future offering price, whichever is lower. The price of $8.33 per share values the Company's Class A Common Stock at $50,000,000 as of May 2024. The full rights and privileges of the Series A Preferred Stock can be found in the Company's Third Amended and Restated Articles of Incorporation, a copy of which can be obtained by contacting the Company at invest@livemax.com.

How will Max International, Inc. make money? ⌄

Max International, Inc. will make money by developing and selling glutathione supplements via B2C and Multi-Level-Marketing. Expansion into new, key global markets will position the company as a product leader.

How do you plan to use the proceeds from this funding round? ⌄

The proceeds raised from this funding round will be used for several aspects of business development, including but not limited to building inventory, marketing, working capital, and expanding our operations in the US market.

What perks do I get for investing?

We are offering several perks for our investors in this round:

i. **Time-based Equity Perks**

1. Invest during weeks 1-4 and receive 10% bonus shares

2. Invest during weeks 5-10 and receive 5% bonus shares

ii. **Live Max Promo Credits**

1. Invest $500+ and receive $100 credit (12 mo. expiration on website)

2. Invest $2,000+ and receive $400 credit (12 mo. expiration on website)

3. Invest $5,000+ and receive $1,000 credit (12 mo. expiration on website)

4. Invest $10,000+ and receive $2,000 credit (12 mo. expiration on website)

5. Invest $25,000+ and receive $5,000 credit (12 mo. expiration on website)

When will I receive my shares?

Upon confirmation that an investor's funds have cleared, the company will instruct the Transfer Agent to issue shares to the Custodian on behalf of an investor. The Custodian will notify an investor when shares are ready to be issued or transferred and the Custodian has set up an account for the investor.

About Max International, Inc.

What is Max International, Inc.'s core business?

Max International, Inc. currently focuses on producing seven nutritional supplement products developed to enhance the body's production of glutathione or to support the functions of glutathione which aids in removing harmful toxins from the body while rejuvenating and replenishing cellular production of glutathione and other molecules.

Where are your headquarters?

1240B E Stringham Ave #1037 Salt Lake City, UT 84106, USA

How many employees do you have?

We currently have 100 full-time employees worldwide.

When will Max International, Inc. expand into additional markets and revenue streams and which ones?

Our primary business is to research, develop, market and distribute our core products ((i) Cellgevity, (ii) MaxOne, iii) MaxGXL, (iv) MaxATP, (v) MaxN-Fuze, (vi) Switch, and (vii) Max357. We believe we have been successful in international markets and now are focused on taking market share in the US for glutathione supplements.

What is the exit plan for the company?

Our goal is to increase revenue by entering the US market. We plan to advertise and leverage e-commerce to boost sales and secure distribution throughout the country. Once we have scaled revenue and established an operational plan to mitigate high sales volume, we plan to seek out a strategic buyer (M&A), or list the company on a public exchange (IPO)

Disclosures and Risk Factors for Investors

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Disclosures   **Use of Proceeds**

Investor Q&A

HTML embed



MAX INTERNATIONAL
THE GLUTATHIONE COMPANY ™

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. THE SECURITIES OFFERED ARE ILLIQUID AND SPECULATIVE. ALTHOUGH THE SHOW IS CALLED "GOING PUBLIC" THERE IS NO GUARANTEE THAT ANY COMPANY WILL EVER BECOME A PUBLIC REPORTING COMPANY OR LIST ON AN EXCHANGE.IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENT OR OTHER MATERIAL.THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.THIS AND RELATED DOCUMENTS CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS DISCLOSURE DOCUMENT AND THE COMPANY OFFERING MATERIALS, THE WORDS "ESTIMATE", "PROJECT", "BELIEVE", "ANTICIPATE", "INTEND", "EXPECT", AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTION RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH STATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

[1]Citations - Glutathione and Human Disease

Source: PubMed.gov

Glutathione as a Marker for Human Disease, Advances in Clinical Chemistry, Volume 87, 2018, Pages 141-159, Chapter Five - Authors: Garrett Teskey ⁎, Rachel Abrahem ⁎, Ruoqiong Cao §¶, Karo Gyurjian §, Hicret Islamoglu ||, Mariana Lucero ⁎, Andrew Martinez ⁎, Erik Paredes ⁎, Oscar Salaiz §, Brittanie Robinson §, Vishwanath Venketaraman ⁎https://www.sciencedirect.com/science/article/abs/pii/S0065242318300398?via%3Dihub

Glutathione dysregulation and the etiology and progression of human diseases, Biol Chem. 2009 Mar; 390(3): 191-214. Authors: Nazzareno Ballatori,* Suzanne M. Krance, Sylvia Notenboom, Shujie Shi, Kim Tieu, and Christine L. Hammond https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2756154/

Glutathione in Brain Disorders and Aging, Molecules. 2022 Jan; 27(1): 324. Authors: Igor Y. Iskusnykh,1,* Anastasia A. Zakharova,2 and Dhruba Pathak3, Lakshmi P. Kotra, Academic Editor https://www.ncbi.nlm.nih.gov/pmc/articles/PMC8746815/

Glutathione deficiency in human disease, The Journal of Nutritional Biochemistry, Volume 5, Issue 5, May 1994, Pages 218-226, The Journal of Nutritional Biochemistry Review, Authors: Alexander C. White, Victor J. Thannickal, Barry L. Fanburg https://www.sciencedirect.com/science/article/abs/pii/0955286394900396

Glutathione metabolism and its implications for health. The Journal of Nutrition 2004 Mar;134(3):489-92. Authors: Guoyao Wu 1, Yun-Zhong Fang, Sheng Yang, Joanne R Lupton, Nancy D Turner https://pubmed.ncbi.nlm.nih.gov/14988435/

The importance of glutathione in human disease, Biomedicine & Pharmacotherapy, Volume 57, Issues 3–4, May 2003, Pages 145-155, Authors: Danyelle M. Townsend, Kenneth D. Tew a, Haim Tapiero https://www.sciencedirect.com/science/article/abs/pii/S075333220300043X

Glutathione: Physiological and Clinical Relevance, Journal of Restorative Medicine, Volume 1, Number 1, 9 January 2012, pp. 24-37(14), Authors: Pizzorno, Joseph E., Katzinger, Joseph J. https://restorativemedicine.org/journal/glutathione-physiological-and-clinical-relevance/

Deficient synthesis of glutathione underlies oxidative stress in aging and can be corrected by dietary cysteine and glycine supplementation1-4, Rajagopal V Sekhar, Sanjeet G Patel, Anuradha P Guthikonda, Marvin Reid, Ashok Balasubramanyam, George E Taffet, and Farook Jahoor. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3155927/

[2]US Patent No. 8,501,700, US Patent No. 8,853,170 B2, US Patent No. US 9,144,570 B2, US Patent No. US 9,173,917 B2

[3]RiboCeine. (n.d.). "Research" Retrieved from https://www.ribosecysteine.com/research/